UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. 23 )*

                             Synovus Financial Corp.
                                (Name of Issuer)

                          $1.00 Par Value Common Stock
                         (Title of Class of Securities)

                                   87161C-10-5
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_| . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















                                Page 1 of 9 pages


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                                       13G

CUSIP No.  87161C-10-5
--------------------------------


1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Synovus Financial Corp., as Parent Holding Company of its various banking and trust company subsidiaries, Columbus Bank and Trust Company, as the Parent Bank of Synovus Trust Company, and Synovus Trust Company, in various fiduciary capacities.

2         CHECK THE  APPROPRIATE  BOX IF A MEMBER OF A GROUP
          (a) [ ]

          (b) [X]

3          SEC USE ONLY



4          CITIZENSHIP OR PLACE OF ORGANIZATION

                 Georgia

Number of        5     SOLE VOTING POWER
Shares
Benefi-                15,300,828
cially
Owned By
Each
Reporting
Person With
                6      SHARED VOTING POWER

                       631,989

                7      SOLE DISPOSITIVE POWER

                       15,566,317

                8      SHARED DISPOSITIVE POWER

                       9,694,351

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              25,464,996
              (Includes Beneficial Ownership disclaimed)

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              14.5%

12         TYPE OF REPORTING PERSON

              BK and HC


                                   Page 2 of 9


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                                                                     Page 3 of 9


                        SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

Check the following box if a fee is being paid with this statement.  [   ]

1.       (a)      Name of Issuer: Synovus Financial Corp.

         (b)      Address of Issuer's Principal Executive Offices:

                  One Arsenal Place

                  901 Front Avenue, Suite 301

                  Columbus, Georgia 31901

2.       (a) & (b)  Name and Principal Business Office of Persons Filing:

                  Synovus Trust Company, 1148 Broadway

                  Columbus, Georgia   31901

                  Columbus Bank and Trust Company, 1148 Broadway

                  Columbus, Georgia    31901

                  Synovus Financial Corp., One Arsenal Place, 901 Front Avenue

                  Suite 301, Columbus, Georgia 31901

         (c)      Citizenship:

                  Synovus Financial Corp. is a Georgia business corporation and its banking and trust company subsidiaries, including Synovus Trust Company and Columbus Bank and Trust Company, are Georgia, Florida, Alabama and National Banking corporations and trust companies.

         (d)      Title of class of securities: $1.00 par value common stock.

         (e)      CUSIP No. 87161C-10-5

3. Check whether person filing is a:

         (a)      [ ]    Broker or Dealer registered under Section 15 of the Act

         (b)      [X]    Bank as defined in section 3(a)(6) of the Act



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                                                                     Page 4 of 9



         (c)      [ ]    Insurance Company as defined in section 3(a)(19) of the
                         Act

         (d)      [ ]    Investment Company registered under section 8 of the
                         Investment Company Act

         (e)      [ ]    Investment   Adviser   registered   under  section  203
                         of the Investment. Advisers Act of 1940

         (f)      [ ]    Employee   Benefit   Plan,   Pension   Fund   which  is
                         subject  to  the provisions of the Employee  Retirement
                         Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

         (g)      [X]    Parent  Holding   Company,  in   accordance   with  ss.
                         240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h)      [ ]    Group,  in  accordance  with ss. 240.13d-1(b)(1)(ii)(H)

4.       Ownership:

         (a)      Amount   Beneficially  Owned  (Includes  shares  as  to  which
                  beneficial ownership is disclaimed):

                  December 31, 1997        25,464,996

         (b)      Percent of Class:      14.5%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote

                           15,300,828

                  (ii)     Shared power to vote or to direct the vote

                           631,989

                  (iii)    Sole power to dispose or to direct the disposition of

                           15,566,317

                  (iv)     Shared power to dispose  or to direct the disposition

                           of 9,694,351

         For an additional discussion on this item, see Exhibits "A", "B" and "C" attached hereto.




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                                                                     Page 5 of 9






5.       Ownership of Five Percent or Less of a Class.


            Not Applicable


6. Ownership of More than Five Percent on Behalf of Another Person.


            See Exhibit "B"


7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.


            See Exhibit "C"


8. Identification and Classification of Members of the Group.


            Not Applicable


9. Notice of Dissolution of Group.


            Not Applicable

















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                                                                     Page 6 of 9



10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SYNOVUS FINANCIAL CORP.



                                          By:  /s/G. Sanders Griffith, III
                                               G. Sanders Griffith, III
                                               Senior Executive Vice President
Date: February 4, 1998
                                          COLUMBUS BANK AND TRUST
                                          COMPANY


                                          By: /s/James D. Yancey
                                               James D. Yancey
                                               Vice Chairman
Date: February 4, 1998

                                          SYNOVUS TRUST COMPANY


                                          By:/s/George G. Flowers
                                               George G. Flowers
                                               President
Date: February 4, 1998


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                                                                     Page 7 of 9

                                   EXHIBIT "A"

         In addition to the securities identified in the response to Item 4, as of December 31, 1997, the banking and trust company subsidiaries of Synovus Financial Corp. possessed neither sole nor shared voting or investment power in connection with 14,728,128 shares of the class of securities which is the subject of this report which were held in various agency, custody, safekeeping or asset management capacities, or with brokers, for various agency, custody, safekeeping or asset management customers. Such securities are not included in the response to such item in this report. However, appropriate disclosures, such as that currently at hand, by "footnote" or otherwise, will be included in all future reports to identify the volume of such securities held in agency, custody, safekeeping, asset management or other capacities in which they possess neither sole or shared voting or investment power. See Exhibit "C".






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                                                                     Page 8 of 9

                                   EXHIBIT "B"

         As of December 31, 1997, Synovus Trust Company, a wholly-owned trust company subsidiary of Columbus Bank and Trust Company, a wholly-owned banking subsidiary of Synovus Financial Corp., all of which are signatory parties hereto, possessed in various fiduciary capacities, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 14.1% of the class of the securities which is the subject of this report, as set forth below, the beneficial ownership of which is disclaimed. The other known persons having the right, as of December 31, 1997, to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities which is the subject of this report, are other banking subsidiaries of Synovus Financial Corp. as identified in Exhibit "C", the beneficial ownership of which is disclaimed. None of such other banking subsidiaries, as of December 31, 1997, individually or in the aggregate, possessed such right or power relating to more than five percent of the class of securities which is the subject of this report.

         Held by Synovus Trust Company in various fiduciary capacities as of December 31, 1997:


     Sole               Shared         Sole Power       Shared Power
 Voting Power        Voting Power      To Dispose       To Dispose
 14,572,334            631,989         14,942,432       9,694,351


                                                                     Page 9 of 9
                                   EXHIBIT "C"


         Identified below are the subsidiaries of Synovus Financial Corp. and its wholly-owned banking subsidiary, Columbus Bank and Trust Company, which hold, in various fiduciary capacities, the class of securities which is the subject of this report.


(1) Synovus Trust Company, a trust company subsidiary of Columbus Bank and Trust Company.

(2)  The Quincy State Bank, a banking subsidiary of Synovus Financial Corp.

(3) The National Bank of South Carolina, a banking subsidiary of Synovus Financial Corp.


The respective beneficial ownership by those subsidiaries of Synovus Financial Corp. that held, as of December 31, 1996, the class of securities which is the subject of this report is identified below.

(1) Synovus Trust Company, The Quincy State Bank, and The National Bank of South Carolina maintained in various fiduciary capacities as to which they possessed sole voting power, 14,572,334; 325,538; and 402,956 shares, respectively, and as to which they possessed sole investment power, 14,942,432; 325,538; and 298,347 shares, respectively, of the class of securities which is the subject of this report, the beneficial ownership of which is disclaimed.

(2) Synovus Trust Company maintains in various fiduciary capacities as to which it possessed shared voting and/or investment power, 9,694,351 shares of the class of securities which is the subject of this report, the beneficial ownership of which is disclaimed.



In addition to the foregoing, and as referenced in Exhibit "A" hereto, Synovus Trust Company, a trust company subsidiary of Columbus Bank and Trust Company, The National Bank of South Carolina and The Quincy State Bank, banking subsidiaries of Synovus Financial Corp., and Vanguard Bank and Trust Company, also a banking subsidiary of Synovus Financial Corp., but which possessed no shares of the class of securities which is the subject of this report in any fiduciary capacities, maintained as of December 31, 1997, in various agency, custody, safekeeping or asset management capacities, or with brokers, for various agency, custody, safekeeping or asset management customers: 14,619,057; 38,208; 3,008; and 67,855 shares, respectively, or an aggregate of 14,728,128 shares, of the class of securities which is the subject of this report.



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